Topel Forman L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
BH Securities, LLC

We have reviewed management's statements, included in the accompanying the Exemption Report, in which (1) BH Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BH Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) BH Securities, LLC stated that BH Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BH Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BH Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.

Topel Forman L.L.C.

Chicago, Illinois
February 22, 2016

500 N. Michigan Avenue, Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535